Exhibit 99.2

Mr. Andreas Vgenopoulos

Vice Chairman

Marfin Investment Group

Kifissias Ave, 24

GR – 15125 Greece

April 30th, 2008

Dear Mr. Vgenopoulos,

Further to our meeting earlier today, we expressed to you our view that the discussions between DT and the Hellenic Republic regarding a shareholder agreement between the parties have recently taken a step in a direction that has significantly increased our optimism that such a transaction is capable of coming to a successful conclusion. As a result we discussed today the extension of our letter agreement dated 15th March 2008 (the Letter Agreement) and propose to amend it as follows (with definitions in this amendment having the same meaning as in the Letter Agreement):

1. The second paragraph under the heading “Bid price” shall be amended to read as follows:

“DT further undertakes that it will not acquire from any other shareholder in OTE shares in OTE at a price higher than Euro 26.00 per share for a six month period from the date of 15th March 2008 unless required by law or regulation, with the exception of a stake in OTE of up to 3%, where DT reserves the right to pay to the Hellenic Republic a price DT deems appropriate.”

2. The deadline of April 30th, 2008 under section 1., and in the last paragraph, each under the heading “Conditions of the Proposal” shall be replaced by “May 14, 2008”.

3. The end of the section “Bid price” the following new paragraph shall be inserted:

“Upon Completion of the Proposed Transaction, DT undertakes to pay interest to MIG at a rate of 6% per annum on the Purchase Price, calculated on a daily basis for the period commencing 7th May 2008 until Completion Date.”

4. All other provisions shall remain in place.

We would kindly ask you to express your consent to the amendments to the Letter Agreement set out above in paragraphs 1 - 4 by returning a signed copy of this letter by fax to the Nominee as determined in the Letter Agreement by 8pm Athens time on April 30, 2008. Otherwise our proposal in this letter shall expire.

As a final note, thank you for your document on the Greek ICT market opportunity. I shall be discussing the contents of such document with my colleagues and will revert to you as soon as practicable.

Signed on behalf of DT by:	Dr. Karl-Gerhard Eick
Finance Director
	Deputy Chairman, Board of Management	/s/ Dr. Karl-Gerhard Eick

Kevin Copp
	Senior Vice President	/s/ Kevin Copp

Signed of behalf of MIG by:	Andreas Vgenopoulos
	Executive Vice Chairman	/s/ Andreas Vgenopoulos

George Efstratiadis
Chief Operating Officer
	Member of the Board of Directors	/s/ George Efstratiadis